FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For September 8, 2011

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Quarter Results

-  Company Announces First Quarter Dividend of $0.03 Per Share -

FOR IMMEDIATE RELEASE

MACAO (September 8, 2011) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2011.

Net sales for the first quarter ended June 30, 2011 were $18.3 million, a decrease of 10.6% compared to net sales of $20.5 million for the same quarter ended June 30, 2010. Net sales decreased by 21.8% to $8.4 million in the plastic segment offsetting the increase of 1.9% to $9.9 million in the Company’s electronic and metallic segment.   The operating income in the first quarter was $0.1 million, compared to an operating loss of $2.7 million for the same quarter of fiscal 2011.

Total gross margin increased to 17.3% in the first quarter ended June 30, 2011 compared to 4.4% in the same quarter last year.  Gross profit margin in the plastic segment increased to 22.8% of net sales for the first quarter of fiscal 2012 compared to 1.6% of net sales for the same quarter of last fiscal year.   The increase of gross profit margin was mainly due to an increase in the selling price of products, cease of production of low profit margin items and improvement in operating efficiency.  Gross profit margin in the electronic and metallic segment increased to 12.6% of net sales for the first quarter ended June 30, 2011 compared to 7.5% of net sales for the year-ago quarter.  The increase in gross margin in the electronic and metallic segment was mainly attributable to an increase in the selling price of products as well as  improvement in operating efficiency.

The Company reported net income of $0.08 million for the first quarter ended June 30, 2011 compared to  a net loss of $2.3 million for the quarter ended June 30, 2010.  Basic and diluted net income per share was $0.0046, (based on 16,197,000 and 16,204,000 weighted average shares outstanding, respectively) compared to basic and diluted net loss per share of ($0.14), (based on 16,192,000 and 16,205,000 weighted average shares outstanding, respectively) for the same quarter ended June 30, 2010.

The Company's financial position remained strong at the end of the first quarter of fiscal year 2012, with $25.6 million in cash and cash equivalents at June 30, 2011, compared to $35.6 million at March 31, 2011.  Working capital totaled $60.0 million as of June 30, 2011, versus $59.7 million as of March 31, 2011.  Furthermore, the Company has no long-term or short-term borrowings at June 30, 2011.

Mr. Franki Tse, chief executive officer, commented, “We are pleased with our return to a modest profit for the quarter.  These operating results reflect improved pricing coupled with reduced headcount and SG&A expenses.  The worldwide economy remains uncertain and we continue to see RMB appreciation and manufacturing cost increases in China.  That said, we will continue to minimize costs while staying very focused on new business development.  Given our strong balance sheet with a healthy cash position and no debt, we are please to declared a $0.03 dividend for the quarter.”

First Quarter Dividends

The Company also announced that on September 7, 2011 its board of directors declared a dividend of $0.03 per share for the fiscal first quarter ended June 30, 2011.  The dividend will be payable on October 12, 2011 to shareholders of record as of September 16, 2011.

Deswell Annual Meeting September 22, 2011

Deswell will host its Annual Meeting of Shareholders at the Sutton Meeting Room of the Four Seasons Hotel, 57 East 57th Street, New York, New York 10022, USA on Thursday, September 22, 2011 at 3:00 p.m. New York time.

In addition to the shareholder meeting, Deswell management will be meeting with members of the investment community in Boston on Wednesday, September 21 and in New York on Thursday, September 22.  Should you be interested in inquiring about a possible meeting with management, please contact jnesbett@institutionalms.com.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	June 30,	March 31,
	2011	2011
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$25,646	$35,635
Fixed deposits maturing over three months	3,089	-
Marketable securities	903	1,045
Available-for-sale securities	8,148	-
Accounts receivable, net	17,130	17,210
Inventories (note 2)	18,990	19,517
Prepaid expenses and other current assets	2,389	2,154
Total current assets	76,295	75,561
Property, plant and equipment - net	49,763	51,052
Deferred income tax assets	157	154
Goodwill	392	392
Total assets	$126,607	$127,159

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$6,939	$6,864
Accrued payroll and employee benefits	3,846	3,971
Customer deposits	2,463	1,965
Other accrued liabilities	1,381	1,453
Income taxes payable	627	596
Deferred income tax liabilities	213	213
Dividend payable	810	810
Total current liabilities	16,279	15,872
Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding June 30, 2011 - 16,196,810;
March 31, 2011 - 16,194,810	50,816	50,809
Additional paid-in capital	7,716	7,719
Accumulated other comprehensive income	5,088	5,316
Retained earnings	46,708	47,443
Total shareholders' equity	110,328	111,287
Total liabilities and shareholders' equity	$126,607	$127,159

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )
	Quarter ended	Quarter ended
	June 30,	June 30,
	2011	2010
Net sales	$18,324	$20,486
Cost of sales	15,163	19,585
Gross profit	3,161	901
Selling, general and administrative expenses	3,095	3,822
Other income, net	48	243
Operating income (loss)	114	(2,678)
Non-operating income (expenses), net	(11)	397
Income (loss) before income taxes	103	(2,281)
Income taxes	28	(2)
Net income (loss) attributable to Deswell Industries, Inc.	$75	$(2,279)

Other comprehensive loss
Unrealized loss on available for sale securities	$(228)	$-
Comprehensive loss attributable to Deswell Industries, Inc.	$(153)	$(2,279)
Net income (loss) per share attributable to Deswell Industries, Inc. (note 3)
Basic:
Net income (loss) per share	$0.0046	$(0.14)
Weighted average common shares outstanding
shares in thousands)	16,197	16,192
Diluted:
Net income (loss) per share	$0.0046	$(0.14)
Weighted average number of shares
outstanding (in thousands)	16,204	16,205

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Quarter ended	Quarter ended
	6/30/2011	6/30/2010
Cash flows from operating activities :
Net income (loss)	$75	$(2,279)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities :
Depreciation and amortization	1,330	1,700
Provision for doubtful accounts	211	4
Allowances for (reversal of) obsolete inventories	(125)	102
Impairment of property, plant and equipment	(46)	(29)
Gain on sale of property, plant and equipment	(79)	(6)
Unrealized holding loss (gain) on marketable securities	142	(135)
Gain on disposal of marketable securities	-	(28)
Deferred tax	(3)	(2)
Changes in operating assets and liabilities :
Accounts receivable	(131)	(4,085)
Inventories	652	(2,908)
Prepaid expenses and other current assets	(235)	(656)
Accounts payable	75	3,857
Accrued payroll and employee benefits	(125)	463
Customer deposits	498	346
Other accrued liabilities	(72)	274
Income taxes payable	31	-
Net cash provided by (used in) operating activities	2,198	(3,382)
Cash flows from investing activities
Purchase of property, plant and equipment	(82)	(737)
Proceeds from sale of property, plant and equipment,	166	30
net of transaction costs
Purchase of marketable securities	-	(2,362)
Proceeds from sale of marketable securities	-	767
Investment in available-for-sales securities	(8,376)	-
Increase in fixed deposits maturing over three months	(3,089)	-
Net cash used in operating activities	(11,381)	(2,302)
Cash flows from financing activities
Dividends paid	(810)	-
Exercised of stock options	4	-
Net cash used in financing activities	(806)	-
Effect of exchange rate changes	-	-
Net decrease in cash and cash equivalents	(9,989)	(5,684)
Cash and cash equivalents, beginning of year	35,635	35,120
Cash and cash equivalents, end of year	25,646	29,436
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	-	-

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at June 30, 2011 and March 31, 2011, the results of operations for the three months ended June 30, 2011 and June 30, 2010, and the cash flows for the three months ended June 30, 2011 and June 30, 2010.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 2, 2011 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Inventories

	June 30,	March 31,
	2011	2011
Inventories by major categories :
Raw materials	$11,752	$12,280
Work in progress	4,979	4,167
Finished goods	2,259	3,070
	$18,990	$19,517

3.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income (loss) for the quarters ended June 30, 2011 and 2010 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended June 30, 2011 Compared to Quarter Ended June 30, 2010

Net Sales - The Company’s net sales for the quarter ended June 30, 2011 were $18,324,000, a decrease of $2,162,000 or 10.6%, as compared to the corresponding period in fiscal 2011.  The decrease in sales was mainly related to the decrease in sales at our plastic segment of $2,346,000 offsetting the increase of $183,000 in sales from our electronic and metallic segment.  These represent decreases of 21.8% and an increase of 1.9% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease of net sales at our plastic segment was mainly the result of the decrease in orders from existing customers of $3,712,000 offsetting the increase in orders from existing customers of $1,366,000.  About 38% of the decrease in orders was from the segment’s major customer related to plastic component sales of electronic entertainment products while 42% of the sales increase for the segment was due to increase in orders for telephone products.  The increase in net sales in the electronic and metallic segment was mainly due to the increase in orders from existing customers for professional audio equipment of $4,400,000, offsetting the decrease of $4,283,000 in audio and telecommunication equipment sales from existing customers.  The increase in sales revenue was mainly due to the increase in sales orders from existing customers for existing and new models of their products.

Gross Profit - The gross profit for the quarter ended June 30, 2011 was $3,161,000, representing a gross profit margin of 17.3%.  This compares with the overall gross profit and gross profit margin of $901,000 or 4.4% for the quarter ended June 30, 2010.

Gross profit in the plastic segment increased by $1,743,000 to $1,915,000 or 22.8% of net sales, for the quarter ended June 30, 2011, as compared to $172,000 or 1.6% of net sales, for the quarter ended June 30, 2010.  The increase in gross margin for the plastic segment was mainly due to increases in products’ selling prices, cease of production of low profit margin items, as well as improvement in operating efficiency, as compared to the same quarter in the prior year.

Gross profits in the electronic and metallic segment increased by $518,000 to $1,246,000 or 12.6% of net sales, for the quarter ended June 30, 2011, as compared to $728,000, or 7.5% of net sales for the same period of last fiscal year. The increase in gross profit and margin was mainly due to an increase in selling prices of products and overall improvement in operating efficiency, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended June 30, 2011 were $3,095,000 or 16.9% of total net sales, compared to $3,822,000, or 18.7% of total net sales for the quarter ended June 30, 2010.  There was a decrease in selling, general and administrative expenses of $727,000 compared to the corresponding period of last year.

SG&A expenses in the plastic segment decreased by $641,000 to $1,933,000 or 23.0% of net sales, for the quarter ended June 30, 2011 compared to $2,574,000, or 23.9% of net sales for the corresponding period in fiscal 2011.  The lower SG&A expense for the quarter was primarily related to a decrease of $527,000 in staff costs and $116,000 in depreciation, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment decreased by $86,000 to $1,162,000 or 11.7% of net sales, for  the quarter ended June 30, 2011 compared to $1,248,000, or 12.8% of net sales for the corresponding period in fiscal 2011.  The decrease in SG&A expenses was primarily related to a decrease of $79,000 in staff costs, as compared with the corresponding quarter in the prior year.

Other operating income - Other operating income was $48,000 for the quarter ended June 30, 2011, as compared to other operating income of $243,000 for the quarter ended June 30, 2010.

On a segment basis, other operating income attributable to the plastic segment was $9,000, as compared to other operating income of $172,000 for the same quarter last year.  The decrease in other operating income was mainly due to a provision of $212,000 for doubtful receivables offsetting a gain of $45,000 from sales of materials and a gain of $72,000 from disposal of fixed assets, as compared to a credit of $197,000 from a write-back of other payables in the corresponding quarter of prior year.

Other operating income attributable to the electronic and metallic segment was $39,000 in the quarter ended June 30, 2011, as compared to other operating income of $71,000 for the year-ago quarter. The decrease in other operating income was mainly due to a decrease of $23,000 in gain from sales of materials, as compared to the year-ago quarter.

Operating Income - Operating income was $114,000 for the quarter ended June 30, 2011, as compared with an operating loss of $2,678,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $9,000 or negative 0.1% of net sales in the quarter ended June 30, 2011 compared to operating loss of $2,229,000, or negative 20.7% of net sales in the corresponding period in fiscal 2011.   The decrease in operating loss in the plastic division was mainly due to the increase in gross margin as described above.

Operating income in the electronic and metallic segment was $123,000 or 1.2% of net sales in the quarter ended June 30, 2011 compared to operating loss of $449,000 or negative 4.6% of net sales in the corresponding period in fiscal 2011.  The increase in electronic & metallic operating income was due to an increase in the gross profit margin and lower SG&A expenses as a percentage of net sales as described above.

Non-operating expense – Non-operating expense for the quarter ended June 30, 2011 was $11,000, as compared to non-operating income of $397,000 for the year-ago quarter.  The decrease of $408,000 in non-operating income is mainly attributable to a decrease of $226,000 in dividend income and $278,000 in unrealized gain from marketable securities, as compared to the year-ago quarter.

Income Taxes – Income tax expense for the quarter ended June 30, 2011 was $28,000, comprising of nil for the plastic segment and $28,000 for the electronic and metallic segment respectively, as compared to a deferred tax benefit of $102,000 for the plastic segment and a deferred tax provision of $100,000 for the electronic and metallic segment in the corresponding quarter of fiscal 2011.

Net Income – The Company had a net income of $75,000 for the quarter ended June 30, 2011 as compared to a net loss of $2,279,000 for the quarter ended June 30, 2010.   Net income for the quarter ended June 30, 2011 represented 0.4% of net sales, comparing to negative 11.1% of net sales in the same quarter of the prior year.

Net loss for the plastic segment for the quarter ended June 30, 2011 totaled $72,000, as compared to the net loss of $1,809,000 for the corresponding quarter in fiscal 2011.  The decrease in net loss for the plastic segment was mainly the result of improvement in gross margin for the quarter as described above.

Net income for the electronic and metallic segment for the quarter ended June 30, 2011 was $147,000, as compared to a net loss of $469,000 for the corresponding quarter in fiscal 2011.  The increase in net income for the electronic and metallic segment was mainly the result of higher gross margin and lower SG&A expenses as a percentage of net sales in the quarter as described above.

Liquidity and Capital Resources

Traditionally, the Company had relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of June 30, 2011, the Company had a working capital of $60,016,000 and cash and cash equivalents of $25,646,000. This compares with working capital of $59,689,000 and cash and cash equivalents of $35,635,000 at March 31, 2011.  The decrease in cash and cash equivalents was mainly attributed to net cash used in investing activities comprising purchase of property, plant and equipment for $82,000, investments in available-for-sale securities for $8,376,000 and time deposits with maturities over three months for $3,089,000, and in financing activity of mainly dividend payment for $810,000, offsetting net cash provided by operating activities for $2,198,000 during the quarter ended June 30, 2011.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings at June 30, 2011.

As of June 30, 2011, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Franki Tse
Chief Executive Officer

Date: September 8, 2011